Exhibit 99.5

Response Biomedical Corporation Announces 2010 Financial Results

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, March 11, 2011 – Response Biomedical Corporation (TSX: RBM, OTCBB: RPBIF) reported that it recorded total revenues of $7,610,827 compared to $9,946,269 in 2009 and reduced operating expenses by 13% to $9,216,257 in 2010 from $10,602,954 in 2009.

For the year ended December 31, 2010, the Company recorded a net loss of $9,611,376 or $0.31 per share compared to a loss of $9,543,531 or $0.43 per share in 2009.  As at December 31, 2010, the Company reported working capital of $6,611,283.  For a further discussion of the Company’s financial results for the year ended December 31, 2010, please refer to the Company’s audited consolidated financial statements and related Management Discussion and Analysis, which can be found at www.responsebio.com, SEDAR (Canada) www.sedar.com or EDGAR (U.S.) www.sec.gov/edgar/searchedgar/webusers.htm.  Information at these sites is typically available within 24 hours of the distribution of the news release.

“2010 saw the Company tighten its belt and strategically realign its resources to accomplish its mandate of profitability with a smaller, more proficient workforce focused on our cardiac business strengths,” said S. Wayne Kay, Chief Executive Officer.  “We also closed a pivotal financing with OrbiMed Advisors, LLC and bolstered our Board of Directors.  We recognized revenues from our newly added distributor Guangzhou Wondfo Biotech Co., Ltd., and an increase in cardiac product revenues from continued growth by O&D Biotech Co., Ltd. China.  Despite the increased international business, 2010 revenues decreased primarily as a result of reduced shipments to 3M Company and Roche Diagnostics in 2010 as compared to 2009.   Operationally, we saw the expansion of our distributors in China and Europe and are continuing to build our own network of international distributors as the Company moves toward profitability.”

Also effective March 11, 2011 the Company announced the departure of Livleen Kaler, Vice President, Finance and Administration and Chief Financial Officer. Her responsibilities will be transitioned to our Controller with senior financial leadership provided by a Canadian financial expert on a consulting basis.

About Response Biomedical

Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its RAMP® platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point of care testing and laboratory use.

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The RAMP® system consists of a Reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack and congestive heart failure through our commercial partners, Roche and Shionogi and through select international distributors.

In the non-clinical market, RAMP® Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development.

Response has achieved CE Marking for its Reader and clinical tests and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company listed on the TSX under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF".  For further information, please visit the Company's website at www.responsebio.com.

Statements contained in this press release relating to future results, events or developments, for example, statements regarding the private placement, future revenues, our expanding global network, growth possibilities and statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable U.S.  and Canadian securities laws.  Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our limited available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; our need for substantial additional funding to conduct research and development and commercialization activities; current financial market conditions which may negatively affect our ability to obtain financing; the ability to obtain regulatory approval and shareholder acceptance of planned financings, changing facility costs and other risks relating to our facilities expansion plans; our ability to establish, and our dependence upon, relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; our ability to obtain and maintain rights to technology from licensors; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; technical risk in research and development; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, third party suppliers, manufacturers, distributors and alliance partners; our ability to attract and retain qualified personnel; our ability to effectively and efficiently manage the planned growth of our operations in Asia and in other international markets; our ability to obtain, and the timing of, necessary regulatory approvals; our ability to profitably sell our products at prices that would be acceptable to third-party reimbursement programs; competition including competition from others with significantly more resources; market acceptance of our products and the size of our markets; changes in business strategy or development plans; changes in, or the failure to comply with, governmental regulations; fluctuations in interest rates and foreign exchange rates; seasonality including government budget cycles; general economic and business conditions where we operate; and other factors referenced in our annual report on Form 20-F, our Annual Information Form (AIF) and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments, except as required by law.

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Selected Annual Information
	2010	2009	2008
	$	$	$
Product Revenue	7,254,761	8,153,049	4,899,841
Cost of Sales	7,129,230	7,933,704	5,227,156
Gross Profit	125,531	219,345	(327,315)
Gross Margin on Product Sales	2%	3%	-7%
Services Revenue	356,066	1,793,220	976,496
Total Revenue	7,610,827	9,946,269	5,876,337
Expenses	9,216,257	10,602,954	13,653,588
Loss for the Year	9,611,376	9,543,531	13,663,656
Loss per Share	0.31	0.43	0.97
Total Assets	20,100,990	21,464,196	19,394,907

Response Biomedical Contacts:
Patricia Massitti
Senior Director, Administration & Corporate Communications
Response Biomedical Corporation
Tel  (604) 456-6010
Email: pmassitti@responsbio.com

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